SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

iBASIS, INC.

(Name of Subject Company)

iBASIS, INC.

(Names of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Ofer Gneezy

President & Chief Executive Officer

20 Second Avenue, Burlington, MA  01803

(781) 505-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

Copies To:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following FAQ has been posted on iBasis’s internal employee website.

KPN Tender Offer Frequently Asked Questions

1.     What is a tender offer?

A tender offer is a public offer made by one party or company directly to the shareholders of the target company to purchase their shares for a fixed price and under the same terms and conditions.

Companies can make their tender offers subject to certain conditions.  For example, KPN has indicated that its offer will be conditioned on (among other things) its ability to purchase a majority of the outstanding shares (also called the “minority” shares, meaning shares not already owned by KPN or its affiliates or the directors or officers of KPN or iBasis).  Another condition KPN has set is that the total number of minority shares tendered (offered for sale at the price KPN has set) plus the number of shares they already own must equal at least 90% of all iBasis stock.

At this point, KPN has only announced its intention to commence a tender offer at the price of $1.55 per share by the end of July. They have not yet commenced a tender offer.

2.     Can you explain the overall tender offer process and timeline?

If KPN commences a tender offer for iBasis’s publicly held shares, KPN will likely issue a press release and publish an announcement in a national newspaper (such as the Wall Street Journal). On the same day, KPN will file what is called a Schedule TO with the Securities and Exchange Commission, which will include several documents describing the terms and conditions of the tender offer. KPN will mail these documents to iBasis shareholders, together with additional documents explaining how to tender shares and giving shareholders the means for doing so. KPN is required to give iBasis shareholders at least 20 business days to tender their shares in the tender offer, but it may extend this period if the conditions to the tender offer are not satisfied or waived at the expiration of the offer.

If KPN commences its tender offer, the iBasis Board of Directors would have up to 10 business days to issue a formal response to it. iBasis anticipates that its Board of Directors will form a special committee of independent directors to consider the matter. The Board of Directors’ or the special committee’s response would be communicated to shareholders through a press release and in a document filed with the Securities and Exchange Commission called a Schedule 14D-9. This document would be mailed to shareholders and would include a detailed explanation of the reasons underlying the special committee’s response. As noted, KPN must give iBasis shareholders at least 20 business days to respond to its tender offer, so shareholders will have at least 10 business days after the

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special committee issues its response to the tender offer to determine whether to tender their shares in the offer.

3.     What happens if KPN’s conditions for the tender offer are not met?

KPN could waive the conditions (to the extent waiveable) and purchase the shares that have been tendered, extend the offer in an effort to meet the conditions or abandon the tender offer.  Hypothetically, if a waiveable condition such as the 90% threshold is not met, KPN could  offer a higher price, though they would be under no obligation to do so. Alternatively, the tender offer period could be extended or terminated.  There can be no assurance that KPN would offer a higher price or that an acquisition of the remaining iBasis shares will or will not be consummated.

4.     What will be the role of the special committee?

If appointed, the special committee’s role will be to evaluate the fairness of the Offer and make a recommendation to shareholders regarding whether they should tender into the Offer.

5.     Did you foresee this tender offer from KPN?

This was a unilateral decision by KPN that was not discussed with any iBasis officer or member of the management team. Since KPN acquired its 56% interest in the Company in October 2007, management, like the public, has known that it was possible that  KPN would attempt to purchase the balance of the outstanding shares of iBasis. However, management was not consulted regarding any aspect of KPN’s proposed tender offer, including its timing, price or other terms.

6.     How will iBasis respond and are there alternatives the Company could avail itself of?

The Board of Directors or the special committee (if appointed) will evaluate the company’s options and determine how to proceed if KPN commences its tender offer.

7.     What happens to employees’ outstanding options in the case of a tender offer? Would KPN be required to honor them?

Employees holding vested options have the ability to exercise their options and participate in the offer.  If KPN acquires at least 90% of the outstanding shares in the tender offer and completes a merger following the closing of the tender offer, we anticipate that (i) provision will be made for the equitable substitution of KPN securities for the iBasis shares for which the options are exercisable (with unvested options accelerating in some cases), or (ii) that all unvested options will accelerate and option holders will have the opportunity to either exercise their options immediately prior to the merger and receive the tender offer price or, in the case of options issued under the Company’s 2007 option plan, receive the benefit of the offer to the extent that the offer price exceeds the exercise price of

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the options.  Options with an exercise price that is higher than the final price paid for the outstanding iBasis shares may have no value.

8.     What happens if the KPN tender offer goes through and I do NOT tender my iBasis shares in the tender offer?

KPN has stated that if it owns at least 90% of the outstanding iBasis shares, it will consummate a merger in which the remaining outstanding shares would have the right to receive cash at the same price offered in the tender offer.  Alternatively, shareholders could exercise their appraisal rights under Delaware law.

If KPN acquires less than 90% of the outstanding iBasis shares in the tender offer, you would remain an iBasis shareholder.

9.     What should I do if I am a shareholder?

If KPN commences the tender offer you will have the same rights as any shareholder. It is important to note that stock options are not the same as stock so employees cannot tender options in the tender offer.

iBasis employees should read carefully the terms of KPN’s tender offer after it commences, as well as the response and recommendation of the iBasis Board of Directors or the special committee as to whether stockholders should tender into the offer, if and when they become available.

iBasis’ policy and practice is to refrain from providing employees with individual advice on how to handle their shares.

10.          What happens if the tender offer does not close?

We do not know what KPN will do if it commences its tender offer but does not close it. iBasis will continue to focus on our business as we always do. We believe that our employees remain committed to developing and delivering our products and services and to the many important initiatives and great work underway across the company. We also believe that our employees understand that it is critically important that we stay focused on running the business successfully and doing the right thing for the long-term interests of iBasis, its customers and its shareholders.

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The tender offer proposed by KPN referred to above has not commenced. If and when commenced, iBasis will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. iBasis shareholders are advised to read iBasis’ Solicitation/ Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by iBasis in connection with the tender offer by KPN, if and when it is commenced, free of charge at the SEC’s website at http://www.sec.gov.

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